

SEC **05037315** ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2005

SEC FILE NUMBER
8- 26590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2004__ AND ENDING __12/31/2004__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Growth Resources**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 E. Lexington Ave., #201
(No. and Street)

El Cajon,   **CA**   **92020**
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Loretta I. Cook   **619/440-7023**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith A. Vance, CPA
(Name – *if individual, state last, first, middle name*)

215 Church Ave.,   **Chula Vista**   **CA**   **91910**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Walter I. Miller___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CAPITAL GROWTH RESOURCES___ , as of ___December 31___ , 20__04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Walter I. Miller
~~Chief Executive Officer~~
Title

_____
Notary Public

LORETTA I. COOK
COMM. # 1325807
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Exp. October 18, 2005

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. *CASH FLOW*
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

☒ Independent auditor's report on internal accounting control

CAPITAL GROWTH RESOURCES, INC.

FINANCIAL STATEMENTS

and

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2004

CAPITAL GROWTH RESOURCES, INC.

Table of Contents

KEITH A. VANCE
Certified Public Accountant

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

215 CHURCH AVENUE
CHULA VISTA, CALIFORNIA 91910

CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE (619) 427-7774
FAX (619) 427-7878

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Capital Growth Resources, Inc.

I have audited the accompanying statement of financial condition of Capital Growth Resources, Inc., as of December 31, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America.. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Growth Resources, Inc., as of December 31, 2004, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keith A. Vance

February 26, 2005

CAPITAL GROWTH RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$ 65,589
Receivables from broker - dealers	71,113
Receivable from parent company	203,666
	$ 340,368

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payables to broker - dealers	$ 57,008
Payables to related parties	1,200
Total liabilities	58,208

Stockholders' Equity

Common stock, no par value; 7500 shares authorized, 6950 issued and outstanding	6,950
Additional paid-in capital	15,000
Retained earnings	260,210
Total stockholders' equity	282,160
	$ 340,368

The accompanying notes are an integral part of these financial statements.

CAPITAL GROWTH RESOURCES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2004

REVENUE	
Commissions	$ 1,202,327
Interest income	106
	1,202,433
EXPENSES	
Administrative fees	107,303
Commissions	987,376
Legal and professional fees	10,750
Regulatory fees and expenses	43,180
Other expenses	7,822
	1,156,431
NET INCOME	$ 46,002

The accompanying notes are an integral part of these financial statements.

CAPITAL GROWTH RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2004

	Capital Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2004	$ 6,950	$ 15,000	$ 214,208
Net income			46,002
Balances at December 31, 2004	$ 6,950	$ 15,000	$ 260,210

The accompanying notes are an integral part of these financial statements.

CAPITAL GROWTH RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 46,002
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables from brokers or dealers	(48,824)
Increase in receivable from parent company	(36,270)
Decrease in payables to related parties	(4,920)
Increase in payables to brokers or dealers	45,910
Net cash used by operating activities	1,898
NET INCREASE IN CASH	1,898
CASH AT BEGINNING OF YEAR	63,691
CASH AT END OF YEAR	$ 65,589

The accompanying notes are an integral part of these financial statements.

CAPITAL GROWTH RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

A.   Organization

Capital Growth Resources, Inc., (company) was incorporated under the laws of California in January 1981, and began doing business on October 1, 1981. The Company is a wholly owned subsidiary of Capital Growth Planning, Inc., (a California corporation).

Capital Growth Resources, Inc., is a member of the National Association of Securities Dealers, Inc., and is responsible for certain filings with the Securities and Exchange Commission (SEC). The Company is an "introducing" broker-dealer and does not carry security accounts for customers or perform custodial functions relating to customer securities. This status exempts the Company from reporting certain supplementary information described under Rule 15c3-3.

B.   Summary of Significant Accounting Policies

RECEIVABLES FROM NON-CUSTOMERS - The direct write-off method is followed in the recognition of uncollectible accounts. The balance, as shown, is considered wholly collectible.

C.   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D.   Related-Party Transactions - Administrative Fees

Administrative fees are paid to Capital Growth Planning, Inc.(parent), in consideration of communications, occupancy and equipment rental, and other services provided the Company. Any payable to parent and stockholder is effectively subordinated to creditors and is not considered aggregate indebtedness for purposes of computing net capital requirements.

E.   Income Taxes

The Company and its parent file a consolidated federal income tax return. Income tax expense in the Company's income statement has been allocated on the basis of an unequal apportionment plan.

F.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital to be $5,000. At December 31, 2004, the company had net capital of $ 49,401 which is $ 44,401 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.15 to 1.

SUPPLEMENTARY INFORMATION

CAPITAL GROWTH RESOURCES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NET CAPITAL

Total stockholders' equity	$ 282,160
Deductions and/or charges A. Non-allowable assets Non-current and related party receivables	(232,759)
Net capital	$ 49,401

AGGREGATE INDEBTEDNESS

Items included in statement of Financial condition Payables to brokers and dealers	$ 57,008
Total aggregate indebtedness	$ 57,008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital	$ 44,401
Excess net capital at 1000%	$ 43,700
Ratio: Aggregate indebtedness to net capital	1.15 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company's (unaudited) FOCUS report	$ 49,401
Net capital per above	$ 49,401

See Auditor's Report

-11-

CAPITAL GROWTH RESOURCES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
 REQUIREMENTS UNDER RULE 15c3-3 OF THE
 SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
 REQUIREMENTS UNDER RULE 15c3-3 OF THE
 SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
 FUNDS IN SEGREGATION FOR CUSTOMERS'
 REGULATED COMMODITY FUTURES AND OPTIONS
 ACCOUNTS
AS OF DECEMBER 31, 2004

The Company is exempt from presenting the above supplementary information required by
SEC Rule 17a-5, pursuant to SEC Rule, 15c3-3(k)(2)(ii).

See Auditor's Report

KEITH A. VANCE
Certified Public Accountant

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

215 CHURCH AVENUE
CHULA VISTA, CALIFORNIA 91910

TELEPHONE (619) 427-7774
FAX (619) 427-7878

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL CONTROL STRUCTURE

Board of Directors
Capital Growth Resources, Inc.

In planning and performing my audit of the financial statements of Capital Growth Resources, Inc., for the year ended December 31, 2004, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission(SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keith A. Vance

February 25, 2005